Digi International 11001 Bren Road East Minnetonka, MN 55343 Phone: 952-912-3444 Fax: 952-912-4991 www.digi.com www.rabbit.com

February 6, 2012

Mr. Patrick Gilmore, Accounting Branch Chief	BY EDGAR AND FACSIMILE
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Digi International Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Filed November 29, 2011

File No. 001-34033

Dear Mr. Gilmore:

The purpose of this letter is to confirm our understanding, based on my phone conversation with a member of the Securities and Exchange Commission staff on February 6, 2012, that the Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated January 31, 2012. As discussed, our response will be provided on or before February 29, 2012.

Very truly yours,

DIGI INTERNATIONAL INC.

/s/ David H. Sampsell
David H. Sampsell
Vice President, General Counsel & Corporate Secretary